FORM 6-K

securities and exchange commission
washington, d.c.  20549

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of September, 2006

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Minutes of the 368th meeting of the Board of Directors, December 21, 2005

2.	Summary of Minutes of the 381st meeting of the Board of Directors, April 12, 2006

3.	Material Announcement, August 10, 2006

4.	Fundamentals Ensure Sustainable Growth – Results for the First Half 2006

5.	Earnings Release Q2 2006 – Cemig Geração e Transmissão

6.	Earnings Release Q2 2006 – Cemig D

7.	Earnings Release Q2 2006 – CEMIG

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company – CNPJ 17.155.730/0001-64 – NIRE 31300040127

Summary of the Minutes of the 368th meeting of the Board of Directors.

Date, time and place: December 21, 2005, at 3 p.m., at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee: Chairman: Wilson Nélio Brumer; Secretary: Anamaria Pugedo Frade Barros.

Summary of business:

I-             The Board approved:

a)             The Annual Budget for 2006, and also the Corporate Guidelines for Execution of Budgets, contained in Part III of the Annual Budget: 12 – Guidelines for capital expenditure; 13 – Guidelines for execution of the expenses budget; and 14 – Guidelines for inventories of materials and equipment.

b)            The content of the Memorandum of Agreement which establishes the relationship between the parties for presentation of the bid for acquisition, in an auction to be held on a securities exchange, of the stockholding interest owned by the government of São Paulo State in CTEEP (Companhia de Transmissão de Energia Elétrica Paulista); and also for joint management of the business of that company, if the bid made is successful.

c)             The content of the Memorandum of Agreement establishing the relationship between the parties for the process of preparation and delivery of a final binding proposal, in the event of being admitted by EDF Internacional S.A. to the subsequent phase, and also for the management of the business of, UTE Norte Fluminense S.A., if the bid is successful.

d)            The Economic and Financial Opinion valuing WAY TV Belo Horizonte S.A., prepared by the specialized independent entity Ernst & Young Consultores Associados Ltda.

e)             Payment of Interest on Equity, on account of the minimum obligatory dividend, in the amount of R$ 157 million, to stockholders on the company’s Nominal Stockholder Registry on January 2, 2006, in two equal installments on June 30 and December 30, 2006, it being the duty of the Executive Board to obey these payment periods, and decide the locations and processes of payment.

f)             The Minutes of this meeting.

II-            The Board authorized:

a)             Payment of an Advance against future capital increase, up to a limit of R$3 million, to cover costs associated with the economic-financial valuation of Light Serviços de Eletricidade S.A.

b)            Signing of a Confidentiality Agreement with CTEEP (Companhia de Transmissão de Energia Elétrica Paulista) and with CESP (Companhia

Energética de São Paulo), with confidentiality obligation for two years from the date of signing, so that Cemig may have access to confidential information making possible the economic-financial valuation of CTEEP, for the purposes of a potential acquisition of a stake in that company.

c)             Disposal, through an auction on a securities exchange, of the totality of the shares owned by Empresa da Infovias S.A. in Way TV Belo Horizonte S.A., establishing a minimum value for the disposal of said shares, such authorization being conditional upon the sale of 100% of the shares of that company by all its stockholders, through an auction on a securities exchange.

III-           The Chairman; the Vice-Chairman; the Board members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Andréa Leandro Silva and Alexandre Heringer Lisboa; the Directors Flávio Decat de Moura and Celso Ferreira; and the Superintendents Pedro Carlos Hosken Vieira and Manoel Bernardino Soares made comments on general subjects and matters of interest to the company. The following were present: Board members: Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Nilo Barroso Neto, Andréa Leandro Silva and Luiz Henrique de Castro Carvalho; Members of the Audit Board: Directors: Itamaury Teles de Oliveira, Flávio Decat de Moura and Celso Ferreira; Superintendents: Pedro Carlos Hosken Vieira and Manoel Bernardino Soares; and Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – CNPJ (corporate taxpayer number) 17.155.730/0001-64; NIRE

(business registration number) 31300040127

Extract of the minutes of the 381st meeting of the Board of Directors.

Date, time and place: 12 April 2006, 1pm, company headquarters – at Av. Barbacena, 1.200, 18th floor, Belo Horizonte (Minas Gerais state).

Presiding officers: Chairman: Wilson Nélio Brumer / Secretary: Anamaria Pugedo Frade Barros.

Summary: I- The Board approved the minutes of this meeting.

II- The Board authorized: a) the resubmittal to Banco Itaú BBA S.A., together with Brascan Energética S.A. and the Brasil Energia Private Equity Fund, of a preliminary and non-binding proposal to acquire 100% of the capital stock of Usina Termelétrica Juiz de Fora S.A.. Submittal of the definitive proposal, by CEMIG, will depend on prior authorization from the Board, and its terms and conditions will prevail, in all circumstances, over the terms and conditions of the preliminary and non-binding proposal, including the price; and b) filing an action for rescission (i.e. to overrule a final judgment), with request for anticipated judicial protection, against Rima Industrial S.A., with the aim of achieving the total or partial rescission of the decision condemning CEMIG to reimburse that consumer in the amounts related to the tariff additions resulting from DNAEE Order 045/86, adjusted by TR (reference rate) inflation + 2% and delinquent interest, and the installation of a Non-Requirement of Bid Tender Administrative Process and the hiring of Professor João Dácio Rolim, through the law firm Escritório Gaia, Silva, Rolim & Associados Advocacia e Consultoria Jurídica, to support said lawsuit. III- The Vice-Chairman; the Board members Andréa Paula Fernandes Pansa, Antônio Luiz Barros de Salles, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa; the Director Flávio Decat de Moura; and the Superintendent Manoel Bernardino Soares made comments on general matters and businesses in the interest of the Company. Present: Board members Wilson Nélio Brumer, Djalma Bastos de Morais, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Antônio Luiz Barros de Salles, Alexandre Heringer Lisboa, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Nilo Barroso Neto, Eduardo Lery Vieira, Guy Maria Villela Paschoal, Luiz Henrique de Castro Carvalho and Fernando Lage de Melo; Flávio Decat de Moura, Director; Manoel Bernardino Soares, Superintendent; and, Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

BRAZILIAN LISTED COMPANY - CNPJ 17.155.730/0001-64

MATERIAL ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a listed company holding public service concessions, with share securities traded on the stock exchanges of New York, Madrid and São Paulo, in accordance with its commitment to best corporate governance practices, and Instructions 358 and 359 (of 3 and 22 January, 2002) of the Brazilian Securities Commission (CVM), hereby informs the public that the shares held by EDF International S.A. (“EDFI”) in Light S.A. (“Light”) and in Lidil Comercial Ltda. (“Lidil”) were today transferred to RME – Rio Minas Energia Participações S.A (“RME”), in which Cemig holds 25% (twenty five per cent) of the registered capital.

RME, a corporation with head office at Avenida Rio Branco 123, Suite 1901, in Rio de Janeiro, Brazil, registered as in the Brazilian Registry of Corporate Taxpayers under N° (CNPJ) 07.925.628/0001-47, is a holding company whose objects are to invest in companies operating in the electricity sector. Its present stockholders are: Companhia Energética de Minas Gerais – Cemig; Andrade

Gutierrez Concessões S.A.; Pactual Energia Participações; and Luce Brasil Fundo de Investimento em Participações (“Luce”). Luce acquired the shares in RME until then held by JLA Participações S.A.(“JLA”), and has the same controlling stockholder as JLA.

The transaction involved the purchase of 100,719,912,442 common shares in Light and the totality of the shares of Lidil, a company which holds 5,584,685,447 common shares in Light, resulting in the transfer of a total of 106,304,597,889 commons hares in Light, representing, on today’s date, 79.39% of the registered capital, and of the voting stock, of Light.

The total price was R$ 697,953,064.46, corresponding to US$319,809,871.91, for the purchase of 106,304,597,889 common shares in Light, representing an approximate price of R$ 6.56 per share, corresponding to US$3.01 per thousand shares. The price was paid in full by RME in cash, on today’s date, and the shares were also transferred on today’s date.

Also today an amendment was signed to the Stock Purchase Agreement providing that in the event that RME disposes of shares in Light acquired from EDFI within one year, it will, under such amendment, have to pay EDFI 50% of the amount of profit obtained on the sale of such shares.

Additionally, on a date to be announced, RME will carry out a public offering for acquisition of the shares of Light S.A that are in circulation in the market, in accordance with Law 6404/76, CVM Instruction 361/2002 and the Regulations of the Novo Mercado, thus guaranteeing to the other stockholders of Light the same treatment accorded to EDFI.

Light is a holding company which indirectly operates in electricity generation, transmission and distribution in Rio de Janeiro State. Thus, for RME and its stockholders, the transaction to purchase Light represents an opportunity to invest in a market with great growth potential, and which is at present the third largest electricity distribution market in Brazil.

Belo Horizonte, August 10, 2006

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

Fundamentals Ensure Sustainable Growth

Results for the First Half 2006

Disclaimer

•                              Some statements in this presentation may be regarded under U.S. Securities law as forward-looking statements, i.e., statements that are subject to risks and uncertainties.

•                              Forward-looking statements are forecasts which may differ from the final figures and which are not under our control.

•                              For a discussion of the risks and uncertainties as they relate to us, please see our 20-F form for 2005, and in particular item 3 which contains “Basic Information – Risk Factors.”

All figures are expressed in Brazilian GAAP.

Agenda

1.              Strategy and Results

•                  Fundamentals ensure sustainable growth

2.              Outlook of the Businesses

•                  Generation

•                  Transmission

•                  Distribution

•                  Investment Program

3.              Financial Condition

•                  Debt Profile

•                  Ratios

•                  Cash Flow

4.              Review of Results

1.              Strategy and Results

•                  Fundamentals ensure sustainable growth

Net Income and EBITDA Impacted by Non-Recurring Items

•                        Net Income reached R$ 665 million in the first half of 2006:

•             R$ 4.10 per lot of 1,000 shares

•             Net in come declined 36% compared to R$ 1,042 million reported in the same period of 2005.

•             Cash flow generation, measured by EBITDA, decreased 29% to R$ 1,198 million.

•                        Non-Recurring Items:

•             Investment in the purchase of salaried bonus increase of employees (R$177 million).

•             Recomposition of CVA for TUST in 2006 (R$93 million).

•             Deferred Tariff Re adjustment in the first quarter of 2005 (R$583 million).

Fundamentals Ensure Sustainable Growth

•                              We are implementing our strategy to attain the maximum market share in the segments in which we operate:

•                        Acquisition of controlling stake of Light S.A. through Rio Minas Energia Participações S.A. in which we have a 25% ownership.

•                        Acquisition of stakeholding of Grupo Schahin on five transmission companies, in partnership with private investors.

•                        Commenced operations at Irapé and Capim Branco I plants;

•                              We are focusing on our main business-electricity:

•                              Sale of participation of Infovias in Way for R$91 million;

•                              We sold our generation capacity for the highest value permitted in the second new energy auction:

•                        355 MW average

•                        Average price of R$125.48 / MWh

•                        Contract term of 30 years

•                              Record sales of 24,331 GWh in the first half of 2006

•                        Increase of 4.7% in sales to final customers;

•                        Sales to other utilities, as the Initial Contracts expired.

•                              17% growth of the network revenues compared to the first half of 2005

•                        62% increase of network transmission revenue (“TUST”);

•                        3% increase of TUSD network revenue.

•                              90 thousand newly connected customers

Consolidated Results R$ thousands

Company	Net Income	EBITDA
Cemig Geração/Transmissâo	292,650	619,971
Cemig Distribuição	343,905	548,417
Cemig Holding **	(38,860)	(74,367)
Gasmig	17,299	24,091
Infovias	3,958	23,101
Sá Carvalho	11,004	15,605
Efficientia	7	(10)
Ipatinga	3,300	5,727
Horizontes	5,747	6,667
Pai Joaquim	111	(87)
Transleste	1,539	2,257
Cogeração	1,572	1,680
Rosal Energia	11,281	11,209
Capim Branco	7,127	8,218
Cemig PCH	5,455	5,686
UTE Barreiro	(1,018)	(434)
Cemig Consolidated	665,077	1,197,731

Earnings per Share
(lots of 1,000 shares)

Consolidated EBITDA Margin (%)

Accelerated Growth through Acquisitions: Transmission - TBE

ANEEL: approved on 07/18/06

•                         BNDES: approval date 07/27/06

•                         CADE: moving forward

•                         Eletrobrás was notified without restrictions

•                         Payment on the part of Brascan depends on the sale approval of its PCH’s in Proinfa

Accelerated Growth through Acquisitions: Distribution - Light

In France

•                  Approved by the EDF Board

•                  Approved by CPT on 06/15/06 with amendment that partitions future profits with the eventual sale of shares within one year

•                  Decree from the Ministry of Finance – published on July 31

In Brazil

•                  BNDES: Approved on 06/14/06

•                  ANEEL: Approved on 07/25/2006

Agenda

2.              Outlook of the Businesses

•                  Generation

•                  Transmission

•                  Distribution

•                  Investment Program

First Half Sales Volume: 29% higher year-on-year

1st Half 2006 (MWh)

			Change
	2006	2005	%
Residential	3,310,420	3,293,423	0.5%
Industrial	11,892,578	11,060,150	7.5%
Commercial	1,947,818	1,888,914	3.1%
Rural	859,973	828,961	3.7%
Others	1,332,325	1,280,526	4.0%
Wholesale	4,988,425	521,583	856.4%
TOTAL	24,331,539	18,873,557	28.9%

•                  Results reflect the accelerated growth of the industrial class, the end of initial contracts and the migrations of free consumers in January 2005.

•                  Growth has continued in the last 5 quarters.

Sales – GWh CEMIG Consolidated

Outlook for Generation

•                  We are expanding our generation capacity by 455 MW in 2006.

•                  The addition of the last UHE de Capim Branco I machine and two UHE Irapé machines contributed to the increase of 257 MW of installed capacity.

•                  Secured the concession of UHE de Baguari of 140 MW.

•                  We are already the fifth largest generator in Brazil.

Plant	Installed Capacity	Assured Energy
	(MW)	(MW médios)
Major Hydroelectric plants
São Simão	1,710	1,281
Emborcação	1,192	497
Nova Ponte	510	276
Jaguara	424	336
Miranda	408	202
Três Marias	396	239
Volta Grande	380	229
Aimorés	162	84
Outras	1,036	603

Total hydroelectrics	6,218	3,609
Total thermoelectrics	184	115
Eólica	1	0
Total	6,403	3,724

Results of the 2nd New Energy Auction

•                              Sale Prices obtained were the maximum permitted by the auction.

2nd New Energy Auction of MME

CEMIG GT

Undertaking	Mwave.	Sale Price
		R$/MWh
UHE Aimorés	84	125.00
UHE Irapé	206	125.00
UHE Porto Estrela	18	134.42
UHE Queimado	47	125.00
Total	355	21.11% of the energy negotiated in the auction

R$/MWh
Average Sale Price	125.48

CEMIG D

Fonte	MWmed	R$/MWh
Hydro	60.45	126.77
Thermo	19.23	132.39
Total	79.68	5.88% of the energy negotiated in the auction

Prices	R$/MWh
Average	128.13
Marginal	134.42

Total Energy Negotiated in the Leilão: 1.682 MWave.

CEMIG GT – Regional Sales Distribution

Perspectives of Energy Distribution

•                  Most extensive distribution network

•                  Operational performance

•                  Losses are minimal

•                  DEC/FEC below regulatory limits

•                  We supply 96% of the needs of Minas Gerais state

•                  We attend to a concession area greater than any European country

•                  567 thousand Km2

•                  5.415 cities and towns

•                  774 municipalities

•                  Concession expires 2/18/16

•                  It can be prolonged by 20 years

•                  Next tariff revision : 2008

Extense of Subtransmission Network - Km

	2003	2004	2005	06/2006
Total	16,185	16,086	16,040	16,080
161 KV	55	55	55	55
138 KV	10,500	10,504	10,521	10,556
69 KV	4,647	4,544	4,481	4,513
Under 69 KV	983	983	983	956

Extense of Distribution Network - Km

	2003	2004	2005	06/2006
Total	359,304	367,437	379,400	386,785
Urban Distribution Networks	82,160	82,819	83,826	84,667
Subterranean Distribution Networks	707	708	759	759
Rural Distribution Networks	276,437	283,910	294,815	301,359

Transformation Capacity of Distribution Sites

	2003	2004	2005	06/2006
Number of Substations	348	350	354	355
MVA	7,987	8,050	8,070	8,085

Investment Program R$ million

			1st sem.
Business	2005	2006	2006	2007
Generation	397	130	60	98
Transmission	20	93	40	16
Distribution	691	1,136	546	1,335
Distribution	665	1,009	507	1,005

Extention and reinforcement of existing networks	276	288	122	544
Light for All	291	711	379	461
Other	98	10	6	—
Sub-transmission	26	127	39	330
Holding	57	40	12	82
Subtotal	1,165	1,399	658	1,531
Other Businesses	—	—		—
Reconciliation to Cash Flow*	191	—	—	—
Subtotal	1,356	1,399	658	1,531
INVESTMENT IN ADQUISITIONS	—	528	—
LIGHT	—	184	—
TBE	—	344	—
TOTAL (1 + 2)	1,356	1,927	658	1,531

* Includes advancement of suppliers and warehouse.

•                  Light for All Program:

•                  We connected 94,000 low-income families;

•                  Total investment: R$ 694,6 million.

UHE Capim Branco II

Agenda

3. Financial Condition

•                  Debt profile

•                  Ratios

•                  Cash Flow

Financial Management Strictly Obeying Strategic Plan

•                  Our strategic plan resulted in are vision of risk classification:

•                  Elevationo four Fitch rating, from A- to A+ (6/29/06);

•                  Moody’s is preparing to review its classification;

•                  We are revolving our debts, lengthening the maturity and reducing costs:

•                  Emission of CEMIG D (R$300 MM) and CEMIG GT (R$ 900 MM) in Promissory Notes, at a cost of 103% of CDI (26/06/06).

•                  On January 27, 2006, CRC credits placed in a FIDC in the value of R$ 1.659 million:

•                  R$ 900 million in senior shares

•                  R$ 759 million in subordinate shares

Cemig Consolidated Debt – June 2006

Main Indexers

Principal Creditors

Banco ItaúBBA	R$	1.290 million	(22)%
Debenturistas	R$	1.287 million	(22)%
Unibanco	R$	701 million	(12)%
Bradesco	R$	616 million	(11)%
Banco do Brasil	R$	592 million	(10)%
Eletrobrás	R$	274 million	(5)%
BNDES	R$	234 million	(4)%

Average cost of debt is 10.96% p.a., as of June ‘06

Lengthened Debt Maturity Profile

R$ million

Values referring to June 2006

CEMIG Debt
June 2006

•           The indicators of debt continue rising, therefore, for a satisfactory credit quality of the Company

Description	CEMIG Consolidated	CEMIG GT	CEMIG D

Debt	R$ 5.852 million	R$ 2.684million	R$ 2.068 million
Debt in foreign currency	R$ 701 million (12%)	R$ 196 million (7%)	R$ 463 million (22%)
Net Debt	R$ 4.563 million	R$ 2.082 million	R$ 1.695 million
EBITDA/interest	2.96	2.54	3.70
Debt/EBITDA	3.00	2.75	1.98
Debt / (shareholder’s equity + Debt)	43.51%	46.34%	44.77%

(1)  Net Debt = Total Debt – cash and equivalents – Regulatory Assets (RTE/BNDES)

Strong Cash Flow Guarantees Expansion

Income Statement (consolidated)
Values in millions of Reais

	2nd Q, 06	1st Q 06	1st Sem 06	2nd Q 05	1st Sem 05	2005
Cash at start of period	1,440	1,344	1,344	919	896	896
Cash from operations	474	411	885	96	394	1,657
Net Income	325	340	665	487	1,042	2,003
Depreciation and amoritization	152	151	303	147	295	595
Suppliers	22	(111)	(89)	(1)	18	91
Deferred tariff adjustment	—	—	—	-8	(591)	(591)
Other adjustments	(31)	31	—	(308)	(149)	(220)
ICMS (IVA) on TUSD	—	—	—	(221)	(221)	(221)
Financing activity	(521)	(93)	(614)	207	108	147
Financing obtained	58	912	970	776	776	1,556
Payment of loans and financing	(76)	(59)	(135)	(255)	(350)	(818)
Other	(503)	(946)	(1,449)	(314)	(318)	(591)
Investment activity	(338)	(222)	(560)	(251)	(427)	(1,356)
Investments outside of concession area	(6)	(9)	(15)	(23)	(32)	(69)
Investments in concession area	(413)	(233)	(646)	(242)	(420)	(1,360)
Special obligations - consumer contributions	82	19	101	14	25	73
Other	(1)	1	—	—	—
Cash at the end of the period	1,055	1,440	1,055	971	971	1,344

Agenda

4.              Analysis of Results

Fundamentals Ensure Recovery after the impact of Non-Recurring Items

Statement of Results (Consolidated)
Values in millions of Reais

	2º Tri 2006	1º Tri 2006	1º Semestre 06	2º Tri 2005	1º Semestre 05	2005
Net Revenue	2,128	2,243	4,371	2,007	4,202	8,236
Operating Expenses	(1,783)	(1,693)	(3,476)	(1,341)	(2,695)	(6,342)
EBIT	345	550	895	666	1390	1,894
EBITDA	497	701	1,198	814	1685	2,488
Financial Result	(108)	(15)	(123)	(316)	(166)	(3)
Non-operating Result	(8)	(12)	(20)	(12)	(20)	(53)
Provision for Income Taxes, Social Cont and Deferred Income Tax	(73)	(183)	(256)	(134)	(445)	(471)
Interest on own Capital Reversal	169	—	169	283	283	635
Minority Shareholders	—	—	—	—	1
Net Income	325	340	665	487	1,042	2,003

Investment made by the first annual salary increase brought into consideration:

•                  Elimination of benefits not related to discharge

•                  Compatible return with a policy of investments in the company (TIR = 16%)

Earnings/Losses NPV and cost of  annual salary increase

Alternative cost - R$		NPV
		12%
Purchased annual salaries increase	600,289,636
Total NPV		349,886,200

Purchased annual salaries increase new employees	1,252,591,437
Total NPV		222,667,219

Purchased annual salaries increase - total	1,852,881,073
Total NPV		222,667,219

IRR = 16.05%

Net Profit adjusted to reach 22%

Values in millions of R$	1st Sem 2006	1st Sem 2005
Net Profit	665.077	1.041.590
(a) Deferred Adjusted Payment	—	(412.597)
(b) CVA Recomposition of TUST	61.555	—
(c) Annual Salary Increase	117.040
(d) Reversal of Provision of RGR	(43.402)
(e) Income from overdue bills Ind. clients.	(31.869)
Adjusted Net Profit	768.401	628.993

EBITDA	1.197.732	1.684.895
(a) Deferred Tarrif Adjustment	—	(487.576)
(b) CVA Recomposition of TUST	93.265	—
(c) Annual Salary Increase	177.333
(d) Reversal of Provision of RGR	(65.760)
Adjusted EBITDA	1.402.570	1.197.319

Adjusted EBITDA grew 17%.

Integrated Business Structure Drives Results

Statement of Results (Consolidated)
Values in millions of Reais

	Ist Half, 2006
	Cemig H	Cemig D	Cemig GT
Net Revenue	4.371	3.063	1.114
Operating Expenses	(3.476)	(2.699)	584
EBIT	895	364	530
EBITDA	1.198	548	620
Financial Result	(123)	76	(211)
Non-Operating Result	(20)	(15)	(1)
Provision for Income Taxes, Social Cont and Deferred Income Tax	(256)	(147)	(108)
Interest of Own Capital Reversal	169	66	83
Minority Shareholders	—	—
Net Income	665	344	293

Cemig Geração e Transmissão

Statement of Results
Values in millions of Reais

	1º Sem. 2006	1º Sem. 2005
Net Revenue	1,113,902	933,135
Operating Expenses	(583,838)	(392,696)
EBIT	530,064	540,439
EBITDA	619,971	631,378
EBITDA Margin (%)	55.7%	67.7%
Financial Result	(211,387)	(299,501)
Non-operating Result	(1,347)	(1,773)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(107,822)	(81,480)
Interest on Own Capital	83,142	137,000
Net Income	292,650	294,685
Net Margin	26.3%	31.6%

Net Sales Revenue
Values in millions of Reais

	2º Q 2006	1º Q 2006	1º Sem. 06	2º Q 2005	1º Sem. 05	2005
Sales to end consumers	366	325	691	355	717	1,489
Wholesale supply	194	179	373	154	278	597
Network transmission revenue	138	148	286	94	178	396
Other	3	2	5	3	5	11
Subtotal	701	654	1,355	606	1,178	2,493
Deductions	(109)	(132)	(241)	(134)	(245)	(529)
Net Revenues	592	522	1,114	472	933	1,964

Operational Expenses
Values in millions of Reais

	2º Q 2006	1º Q 2006	1º Sem. 06	2º Q 2005	1º Sem. 05	2005
Bought Energy	—			—	—	—
Personnel, managers, Board, profit shares	103	47	150	48	93	235
Depreciation and amoritization	45	45	90	44	91	181
Fuel Consumption Account - CCC	11	20	31	14	15	29
Energy Development Account - CDE	7	13	20	7	8	17
Charges for Use of the Basic Transmission Network	56	52	108	30	58	157
Third Party Services	20	15	35	15	25	78
Pension Fund (Forluz) - employee, post-retirement benefits	9	8	17	9	17	35
Materials	5	3	8	—	3	17
Royalties	29	30	59	27	56	109
Operational Provisions	1	1	2	(5)	(8)	200
Other Expenses	31	33	64	17	24	95
Total	317	267	584	206	382	1,153

Cemig Distribuição

Statement of Results
Values in thousands of Reais

	1º Sem. 2006	1º Sem. 2005
Net Revenue	3.062.787	3.302.124
Operating Expenses	(2.698.972)	(2.467.201)
EBIT	363.815	834.923
EBITDA	548.417	1.014.507
Margin EBITDA	17,9%	30,7%
Financial Result	75.796	80.224
Non-Operating Result	(14.571)	(13.761)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(146.946)	(308.471)
Interest on Own Capital	65.811	107.000
Net Income	343.905	699.915
Net Margin	11,2%	21,2%

Sales Revenue
Values in millions of Reais

	2º Q 2006	1º Q 2006	1º Sem. 06	2º Q 2005	1º Sem. 05	2005
Sales to end users	1,923	1,920	3,843	1,877	3,397	7,335
TUSD	287	301	588	389	572	1,201
Subtotal	2,210	2,221	4,431	2,266	3,969	8,536
Wholesale	—	6	6	8	30	95
Other	13	13	26	6	31	53
Subtotal	2,223	2,240	4,463	2,280	4,030	8,684
Deferred Tariff Adjustment (RTD)	—	—	—	8	591	591
Deductions	(707)	(693)	(1,400)	(731)	(1,319)	(2,878)
Net Revenue	1,516	1,547	3,063	1,557	3,302	6,397

•              Revenue related to industrial customers fell 12% as a result of migration from contracted consumers

•              Supply adjusted from the second quarter: R$87 million

Operational Expenses
Value in millions of Reais

	2º Tri 2006	1º Tri 2006	1º Semestre 06	2º Tri 2005	1º Semestre 05	2005
Personnel	277	158	435	157	308	595
Profit Shares		14	28	16	30	188
Pension Fund		27	54	2	55	111
Materials	15	14	29	(499)	34	74
Third-Party Services	84	72	156	39	129	312
Electric Energy Purchased for Resale	459	561	1,020	943	953	1,890
Depreciation and Amoritization	93	92	185	139	180	364
Operational Provisions	16	42	58	19	47	133
Fuel Consumption Account (CCC)	102	76	178	103	181	387
Charges for the Use of the Bassic Transmission Network	114	196	310	152	334	554
Energy Development Account (CDE)	75	56	131	123	138	279
Provision for Losses - tariff recomposition	3	3	6	(64)		82
Energy Efficiency R&D	23		23	—		173
PROINFA	25		25	—
Other Expenses	23	37	60	54	78	165
Total	1,309	1,348	2,698	1,341	2,467	5,307

Fundamentals Ensure Sustainable Growth

Results for the First Half 2006

Companhia Energética de Minas Gerais - Cemig
CNPJ 06.981.176/0001-58

EARNINGS RELEASE

Q2 2006

•           Net Profit

Cemig Geração e Transmissão posted Q2 2006 net profit of R$ 172mn, 11% higher year on year.

Net profit in H1 2006 was R$ 293mn, slightly lower (0.68%) than the R$ 295mn recorded in H1 2005.

The decline in profit basically reflects the increase in operational costs, including non requiring items, which rose 51%, mainly due to:

•      higher regulatory costs

•      higher personnel expenses

•           EBITDA

Cemig G/T posted EBITDA of R$ 620mn in H1 2006, 1.81% lower year on year.

This decline was due to the increase in the company’s operational costs, which mainly impacted EBITDA in Q2 2006, when EBITDA totaled R$ 319mn – still 4.6% higher than the R$ 305mn posted in Q2 2005.

As a result, Cemig G/T’s EBITDA margin fell: from 67.7% in H1 2005 to 55.7% in H1 2006. If we exclude the effects of non-recurring items, EBITDA margin would be 59.4%

Despite the decline in EBITDA in Q2 2006, we highlight the significant increase (+19.6%) in net revenues in this period versus last year.

Net revenue grew to R$ 592mn in Q2 2006, signaling the success of the management of the generation/transmission business, which has successfully been consolidating itself within the new Brazilian electricity sector model.

•           Gross Supply of Electricity

In H1 2006, revenue from the gross supply of electricity of Cemig G/T totaled R$ 1.064bn, almost 7% higher year on year.

The main factor that influenced this growth was the revenue from the supply of energy to other concession holders, which posted strong growth in H1 2006 (+44.2% year on year).

This amount totaled R$ 337mn in H1 2006, versus R$ 234mn in H1 2005.

This growth is the result of the energy auction held in 2005, with the energy being sold to distribution companies when the so-called “initial contracts” expire.

•           Revenue from network usage

Revenue from network usage in H1 2006 was R$ 286mn, 60.7% higher than the R$ 178mn obtained in H1 2005. This revenue relates to the charges imposed by Cemig Geração e Transmissão on the agents connected to the basic network.

The increase in network usage revenue is mainly a result of the following factors:

•      increase in the annual revenue of the transmission business (+18%)

•      increase in the following charges:

•      CCC (+106.7%)

•      CDE (+150%)

•      PROINFA

•           Operational costs and expenses

Operational costs and expenses in H1 2006 totaled R$ 584mn, 50.7% higher than the R$ 388mn posted in H1 2005.

This result is mainly due to the variation in the following costs:

•      Personnel (+64.7%)

•      CCC – fuel consumption account (+106.7%)

•      CDE – energy development account (+150.0%)

•      Network usage charges (+103.8%); and

•      Provision for losses in free energy amounts (R$ 26mn)

The main variations in the expenses are described below:

Personnel

Personnel expenses in H1 2006 totaled R$ 140mn, 64.7% higher than the R$ 85mn posted in H1 2005.

This result is mainly due to the annual wage increase of 7.6% in November 2005 and the provision for indemnity payments of future additional time-of-service payments of employees, made in June 2006, in the amount of R$ 42mn.

Depreciation / Amortization

Depreciation and amortization expenses did not vary significantly in the comparison between the two periods, totaling R$ 90mn in H1 2006 (1.10% lower than the R$ 91mn posted in H1 2005).

Post-Employment Obligations

Expenses incurred in post-employment obligations in H1 2006 totaled R$ 17mn, 2.3% lower than the R$ 17.4mn posted in H1 2005.

These expenses basically represent the interest incident on the actuarial obligations of Cemig Geração e Transmissão, net of the earnings expected from the assets of the plans, estimated by an external actuary. The decline in expenses is due to higher growth in assets than in obligations.

Fuel Consumption Account – CCC

CCC expenses in H1 2006 were R$ 31mn, 106.7% higher than the R$ 15mn posted in H1 2005.

These expenses relate to the operating costs of the thermo plants of the Brazilian interlinked and isolated energy systems, divided up between energy concession holders as stipulated by an ANEEL Resolution. This is a non-controllable cost, and the expense recognized in the result corresponds to the amount effectively passed on to the tariff.

Transmission Network Usage Charges

Expenses related to these charges totaled R$ 108mn in H1 2006, 103.8% higher than the R$ 53mn level posted in H1 2005. These expenses relate to the charges owed by electricity distribution and generation players for use of the installations, components of the basic network, as established through an ANEEL Resolution.

The increase in expenses is mainly due to the average 18% adjustment in the transmission tariff in June 2005 and the start-up of the Aimorés plant.

Energy Development Account - CDE

CDE expenses totaled R$ 20mn in H1 2006, versus R$ 8mn in H1 2005. These expenses relate to the passthrough to Eletrobrás by transmission concessionaires of the levies charged on consumers connected to the basic network, as established by the ONS (National Grid Operator).

The increase in this expense is due to the growth in the number of consumers and retroactive charging, as previously mentioned in the “CCC” expense item.

Provision for Losses – Free Energy Reimbursement Right

Based on its own studies, Cemig Geração e Transmissão recorded a provision for losses of R$ 26mn in H1 2006.

Considering that the assumptions used in this study may be altered during the reimbursement period, Management will periodically revise these forecasts and, consequently, the provision level.

Energy Efficiency and Research and Development

Spending on energy efficiency and research and development in H1 2006 was R$ 9mn, 200% higher than the R$ 3mn level posted in H1 2005. This increase was mainly due to the new criteria adopted at the start of 2006 for recognizing these expenses.

Starting this year, the Company provisions 1% of its net revenue for investment in energy efficiency and research and development programs.

Alternative Energy Sources Incentive Program – PROINFA

PROINFA, implemented via Decree nº 5.025 of 30 March 2004, aims to increase the share of electricity produced by projects of Autonomous Independent Producers, involving wind-powered energy, small hydroelectric plants and biomass energy, in the National Interlinked System.

The amounts are paid by the transmission and distribution concessionaires to ELETROBRÁS, which administers the PROINFA account, in accordance with calculations made by ELETROBRÁS itself.

In H1 2006, Cemig Geração e Transmissão registered PROINFA expenses of R$ 2.4mn. This is a non-controllable cost, and the expense recognized in the result corresponds to the amount effectively passed on to the tariff.

•           Financial Revenues (Expenses)

The company went from a net financial expense of R$ 300mn in H1 2005 to a net financial expense of R$ 211mn in H1 2006 (a decline of 29.7%). The items comprising the financial result and that posted the strongest variations are listed below:

•      Increase in financial investment revenues, due to a greater volume of funds invested (R$ 34mn in H1 2006 versus R$ 3.3mn in H1 2005).

•      19.2% increase in charges on loans and financings in Brazil as a result of the Company’s debt rollover criteria, with several foreign currency debt contracts being replaced by local currency debt contracts, starting in H2 2005.

•      Net gains from FX variation in H1 2006 of R$ 12mn, versus R$ 49mn in H1 2005, basically resulting from loans and financings in foreign currency.

The reduction in gains is due to the debt rollover criteria, with several foreign currency debt contracts being replaced by local currency debt contracts, and to FX rate variation. In H1 2006, the Brazilian Real appreciated 7.5% against the US$, versus 11.4% appreciation in H1 2005.

Charts 1 and 2: SALES (GWh) – CEMIG Geração e Transmissão

Last Six Quarters

Half-Year Sales

Chart I

Breakdown by Consumption Segment

Cemig GT

Sales in H1 2006	GWh
Free Consumers	8.958
Supply	5.308
- Cemig Group Supply	448
- Bilateral Supply Contract	4.860
Total	14.266

Chart II

Income Statement

R$ ‘000

	H1 2006	H1 2005
Net revenue	1.113.902	927.972
Operational	(583.838)	(387.533)
Operational result	530.064	540.439
EBITDA	619.971	631.378
EBITDA margin	55,7%	68,0%
Financial result	(211.387)	(299.501)
Non-operational result	(1.347)	(1.773)
Income tax provision, social contribution and deferred income tax	(107.822)	(81.480)
Reversal of interest on own equity	83.142	137.000
Net profit	292.650	294.685
Net margin	26,3%	31,8%

Chart III

Operational revenues

R$ mn

	Q2 2006	Q1 2006	H1 2006	Q2 2005	H1 2005	2005
Sales to Final Consumers	366	325	691	355	717	1.489
Supply	194	179	373	154	278	597
Revenue from Transmission Network Usage	138	148	286	94	178	396
Others	3	2	5	3	5	11
Subtotal	701	654	1.355	606	1.178	2.493
Deductions	(109)	(132)	(241)	(111)	(250)	(529)
Net revenue	592	522	1.114	495	928	1.964

Chart IV

Operational Expenses – R$ mn

	Q2	Q1	H1	Q2	H1
	2006	2006	2006	2005	2005	2005
Energy Purchased	—			—	—	—
Personnel / Management / Board members / Profit-sharing	103	47	150	49	94	235
Depreciation and Amortization	45	45	90	44	91	181
Fuel Consumption Account - CCC	11	20	31	14	15	29
Energy Development Account - CDE	7	13	20	7	8	17
Charges from Use of the Basic Transmission Network	56	52	108	25	53	157
Third-party Services	20	15	35	15	27	78
Forluz – Employees’ Post-Retirement Benefits	9	8	17	9	17	35
Materials	5	3	8	—	6	17
Royalties	29	30	59	27	56	109
Operational Provisions	1	1	2	4	1	200
Other Expenses and Provision for Losses from Tariff Rebuilding	31	33	64	13	20	95
Total	317	267	584	207	388	1.153

Companhia Energética de Minas Gerais - Cemig

CNPJ 06.981.180/0001-16

EARNINGS RELEASE

Q2 2006

• Net Profit

Cemig D posted net profit of R$ 199mn in Q2 2006, 32.5% lower year on year due to the impact of non-recurring items.

Net profit in H1 2006 was R$ 344mn, versus R$ 700mn in H1 2005.

The main factors that negatively affected the result were:

•      Recognition of revenue from the deferred tariff readjustment, in the amount of R $591mn in H1 2005.

•      A 14.6% year-on-year increase in operational expenses in H1 2006, mainly due to:

•      the transfer of R$ 93mn related to the CVA item (charges for usage of the transmission network), as described in the section “Operational Costs and Expenses;

•      the increase in personnel expenses, due to the provision for indemnity payments to employees for future additional time-of-service payments, acquired by CEMIG in the approximate amount of R$ 127mn;

•      In terms of positive effects on H1 2006 results, we highlight the reversal of RGR expenses, retroactive to 2004, in the amount of R$ 28mn due to ANEEL approval of said expense in an amount less than that estimated by the Company.

• EBITDA

EBITDA totaled R$ 258mn in Q2 2006, bringing H1 2006 EBITDA to R$ 548mn (45.9% lower year on year).

The chart below shows the behavior of EBITDA between H1 2005 and H1 2006:

This decline in EBITDA mainly stems from the extraordinary revenue of R$ 591mn posted in H1 2005.

Excluding this non-recurring item, EBITDA actually rose by 29.6%. EBITDA margin fell from 31.8% in H1 2005 to 17.9% in H1 2006. Excluding the non-recurring items this margin reaches 22.1%.

• Gross Supply of Electricity

Revenue from gross supply of electricity totaled R$ 3.85bn in H1 2006, 12.3% higher than the R$ 3.43bn posted in H1 2005.

The main impacts on 2006 revenues stemmed from the following factors:

•      Average tariff increase of 23.9%, effective as of 8 April 2005 (with full impact in annual 2006 result);

•      Average tariff increase of 6.7%, effective as of 8 April 2006; and

•      3.5% decline in the volume of energy billed to final consumers (excluding own consumption).

Amount of Energy Sold to Final Consumers (MWh)

	MWh
Breakdown	2T06	2T05	Var. %

Residential	3.310.420	3.293.423	0,52
Industrial	2.391.539	2.908.360	(17,77)
Retailing, Services, Others	1.947.818	1.888.914	3,12
Rural	859.973	828.961	3,74
Public Power	294.581	276.657	6,48
Public Illumination	523.272	506.271	3,36
Public Service	499.600	483.399	3,35
Total	9.827.203	10.185.985	(3,52)

The charts below show the breakdown of energy consumption in H1 2006 and in 2005.

Breakdown of energy consumption by segment in

H1 2006

Breakdown of energy consumption by segment in

H1 2005

The decline is mainly due to the migration of industrial consumers, who have become free clients of Cemig Geração e Transmissão. This change is illustrated above, showing that the share of the industrial sector declined from 29% to 24% between 2005 and 2006.

Despite the decline in energy sales, we stress that some segments posted growth (especially the commercial and residential segments: +3.1% and +0.51%, respectively).

Considering the seasonable load shape from Distribution, we expect H2 2006 results to show growth in energy consumption in the main segments in relation to the H1 2006.

• Deferred Tariff Increase

The result of CEMIG’s periodic tariff revision, retroactive to April 2003, was announced in April 2005, granting CEMIG the right to raise tariffs by 44.4%.

The average increase applied to CEMIG’s tariffs on 8 April 2003 was 31.5%. To compensate CEMIG for the lower revenues billed from April 2003 to April 2005, sector regulator ANEEL is incorporating an additional percentage in the tariff increases for the 2004-2007 period.

The difference between the tariff increase to which Cemig Distribuição was entitled and the tariff effectively charged from consumers between 2003 and 2005 was recognized as a regulatory asset in counterpart to the result of 2005, in the amount of R$ 591mn.

• Network usage revenues

The revenue obtained from charging for the use of the Electricity Distribution Systems (known as TUSD) was R$ 587mn in H1 2006, 2.7% higher year on year.

The TUSD item is charged from unit generators on distribution voltage and free consumers located in Cemig D’s concession area.

• Operational costs and expenses

Operational costs and expenses (excluding financial income) in H1 2006 totaled R$ 2.69bn, 14.6% higher than the R$ 2.35bn posted in H1 2005. This is mainly due to the 17% increase in energy bought for resale (equivalent to R$ 148mn), (from the end of the initial contracts) and the variation in personnel expenses due to the provision for indemnity payments to employees for future special additional payments (for time of service) made in June 2006 – equivalent to R$ 127mn.

The differences between the sum totals of the non-controllable costs (also called “CVA”), used as a reference in calculating tariff increased, and the amounts effectively disbursed are compensated in the subsequent tariff revisions, and registered in Current Assets and Long-Term Liabilities as prepaid expenses.

OPERATIONAL COSTS AND EXPENSES ON 30 JUNE 2006 – R$ Thousands

	30/06/2006
			CVA
			amounts	Effective
	Operational	CVA amounts	excluded	expense
	expenses	transferred to	from the	recognized
	without	the result of	result of the	in the result
	effects of	the period	period	of the
	CVA	(*)	(**)	period
Personnel	435.390	—	—	435.390
Profit-sharing	28.483	—	—	28.483
Post-Employment Obligations	54.315	—	—	54.315
Materials	28.783	—	—	28.783
Third-party services	156.055	—	—	156.055
Electricity purchased for resale	884.287	165.053	(29.403)	1.019.937
Depreciation and amortization	184.602	—	—	184.602
Operational Provisions	57.526	—	—	57.526
Fuel Consumption Account – CCC	246.643	(26.276)	(29.528)	190.839
Transmission Network Usage Charges	196.271	5.678	108.200	310.149
Energy Development Account – CDE	145.511	(7.349)	(7.296)	130.866
Provision for Losses in the Recovery of the RTE amounts	6.402	—	—	6.402
Energy Efficiency and Research and Development	35.801	—	—	35.801
PROINFA	22.358	2.465	(12.049)	12.774
Other Operating Expenses	53.157	(6.107)	—	47.050
Total	2.535.584	133.464	29.924	2.698.972

(*)  Relate to the non-controllable costs comprising the CVA that were transferred to the result due to their inclusions in the calculation of the tariff increase of Cemig Distribuição.

(**)  Relate to the variations in the non-controllable costs comprising the CVA, and which were not included in the calculation of the tariff increase of Cemig D, thus being excluded from the result

The main variations in expenses are described below:

Personnel

Personnel expenses in H1 2006 were R$ 435mn, 41.2% higher than the R$ 308mn posted in H1 2005. This is mainly due to the provision for indemnity payments to employees for future additional time-of-service payments, as commented above, partially compensated by the increased transfer of personnel expenses to ongoing works (R$ 51mn in June 2006 versus R$ 16mn in 2005). This investment for future additional time-of-service payments will bring economy when the automatic adjustments of 1% for personnel salary will cease.

Electricity Purchased for Resale

Expenses related to electricity purchased for resale totaled R$ 1.02bn in H1 2006, 17% higher than expense of R$ 871mn recorded in H1 2005. This is a non-controllable cost, and the expense recognized in the result corresponds to the amount effectively passed through to the tariff.

Depreciation/Amortization

Depreciation and amortization expenses did not vary significantly between H1 2006 (R$ 184mn) and R$ 179mn (H1 2005), increasing only 2.8% - mainly due to the entry into operation of new distribution networks and lines.

Post-Employment Obligations

Expenses incurred in post-employment obligations in H1 2006 totaled R$ 54mn, 3.6% lower than expenses of R$ 56mn posted in H1 2005. These expenses basically represent the interest incident on the actuarial obligations of Cemig Distribuição, net of the earnings expected from the assets of the plans, estimated by an external actuary. The decline in expenses is due to higher growth in assets than in obligations.

Operational Provisions

Operational provisions in H1 2006 totaled R$ 58mn, 23.4% higher than the R$ 47mn posted in H1 2005. The main provision registered in 2006 relates to non-performing loans, in the amount of R$ 52mn.

Fuel Consumption Account – CCC (a levy on all electricity distributors, to subsidize thermal plants)

CCC expenses in H1 2006 totaled R$ 191mn, 5.5% higher than the R$ 181mn level posted in H1 2005. These expenses relate to the operating costs of the thermo plants of the Brazilian interlinked and isolated energy systems, divided up between energy concession holders as stipulated by an ANEEL Resolution. This is a non-controllable cost, and the expense recognized in the result corresponds to the amount effectively passed on to the tariff.

Transmission Network Usage Charges

Expenses related to these charges totaled R$ 310mn in H1 2006, 2.1% higher than the R$ 303mn level posted in H1 2005. These expenses relate to the charges owed by electricity distribution and generation players for use of the installations, components of the basic network, as established through an ANEEL Resolution. This is a non-controllable cost, and the expense recognized in the result corresponds to the amount effectively passed on to the tariff.

Due to a new ANEEL ruling on the criteria for constituting the CVA related to basic transmission network usage charges, in H1 2006 Cemig Distribuição reversed part of the CVA item constituted as of April 2005, in the amount of R$ 93mn, ensuring an increase in these expenses in H1 2006.

Energy Development Account - CDE

CDE expenses totaled R$ 131mn in H1 2006, 5% lower than the R$ 138mn level obtained in H1 2005. Payments are defined by an ANEEL Resolution. This is a non-controllable cost, and the expense recognized in the result corresponds to the amount effectively passed on to the tariff.

Energy Efficiency and Research and Development

Spending on energy efficiency and research and development in H1 2006 totaled R$ 36mn, 414% higher than the R$ 7mn level posted in H1 2005. This increase was mainly due to the new criteria adopted at the start of 2006 for recognizing these expenses. Starting this year, the Company provisions 1% of its net revenue for investment in energy efficiency and research and development programs.

Alternative Energy Sources Incentive Program – PROINFA

PROINFA, implemented via Decree nº 5.025 of 30 March 2004, aims to increase the share of electricity produced by projects of Autonomous Independent Producers, involving wind-powered energy, small hydroelectric plants and biomass energy, in the National Interlinked System.

The amounts are paid by the transmission and distribution concessionaires to ELETROBRÁS, which administers the PROINFA account, in accordance with calculations made by ELETROBRÁS itself.

In H1 2006, Cemig Distribuição registered PROINFA expenses of R$ 13mn. This is a non-controllable cost, and the expense recognized in the result corresponds to the amount effectively passed on to the tariff and the energy amount is related to Cemig Distribuição.

• Financial Revenues (Expenses)

In H1 2006, Cemig Distribuidora posted net financial revenue of R$ 76mn, versus net financial revenue of R$ 80mn in H1 2005. The main factors that impacted the financial result are listed below:

•      In H1 2006, revenue from monetary variation and interest incident on the Deferred Tariff Increase totaled R$ 102mn, 34.6% lower than the R$ 156mn level obtained in H1 2005. In 2005, Cemig Distribuição posted higher revenue due to the announcement of the definitive result of CEMIG’s tariff review, which led to the registering of a regulatory asset called “Deferred Tariff Increase” and to the updating of this asset retroactive to 2003.

•      Growth of R$ 53mn in revenue from interest on bills paid in arrears: R$ 82mn in H1 2006 versus R$ 29mn in H1 2005. This variation stems from the revenue registered in Q2 2006, in the amount of R$ 48mn, related to the write-off of accounts received from large industrial consumers related to previous years, whose principal amount was considerably less than the accrued amount related to financial charges.

• Charts 1 and 2: SALES (GWh) - CEMIG Distribuição

Last Six Quarters

Half-Year Sales

Chart I

Breakdown by consumption segment

Cemig D

Sales breakdown for H1 2006	GWh
Industrial	2.392
Residential	3.310
Rural	860
Commercial	1.948
Others	1.332
Subtotal	9.842
Supply	—
Total	9.842

Chart II

Income Statement

R$ ‘000

	H1 2006	H1 2005
Net revenue	3.062.787	3.190.026
Operational expenses	(2.698.972)	(2.355.103)
Operational result	363.815	834.923
EBITDA	548.417	1.014.507
EBITDA margin	17,9%	31,8%
Financial result	75.796	80.224
Non-operational result	(14.571)	(13.761)
Income tax provision, social contribution and deferred income tax	(146.946)	(308.471)
Reversal of equity on own interest	65.811	107.000
Net profit	343.905	699.915
Net margin	11,2%	21,9%

Chart III

Operating revenues

R$ mn

	Q2 2006	Q1 2006	H1 2006	Q2 2005	H1 2005	2005
Sales to Final Consumers	1.923	1.920	3.843	1.877	3.397	7.335
TUSD	287	301	588	389	572	1.201
Sub-total	2.210	2.221	4.431	2.266	3.969	8.536
Supply	—	6	6	8	30	95
Others	13	13	26	6	31	53
Sub-total	2.223	2.240	4.463	2.280	4.030	8.684
Deferred Tariff Increase - RTD	—	—	—	8	591	591
Deductions	(707)	(693)	(1.400)	(777)	(1.431)	(2.878)
Net revenue	1.516	1.547	3.063	1.511	3.190	6.397

Chart IV

Operational Expenses – R$ mn

	Q2 2006	Q1 2006	H1 2006	Q2 2005	H1 2005	2005
Personnel	277	158	435	151	308	595
Profit-sharing	14	14	28	15	30	188
Post-Employment Obligations	27	27	54	28	55	111
Materials	15	14	29	14	34	74
Third-party services	84	72	156	53	129	312
Electricity purchased for resale	459	561	1.020	483	871	1.890
Depreciation and amortization	93	92	185	90	180	364
Operational provisions	16	42	58	41	47	133
Quota for the Fuel Consumption Account – CCC	115	76	191	78	181	387
Transmission Network Usage Charges	114	196	310	166	304	554
Energy Development Account - CDE	75	56	131	64	138	279
Provision for Losses in Recovering Amounts from Extraordinary Tariff Rebuilding Process	3	3	6	—	—	82
Energy Efficiency and Research and Development	36	—	36	4	7	173
PROINFA	13	—	13	—	—
Other Net Expenditures	10	37	47	30	71	165
Total	1.351	1.348	2.699	1.217	2.355	5.307

Companhia Energética de Minas Gerais - Cemig

Companhia Aberta - CNPJ 17.155.730/0001-64

CEMIG ANNOUNCED NET INCOME

OF R$ 325 MILLION IN 2Q 2006

Belo Horizonte, Brazil, August 9, 2006 – Companhia Energética de Minas Gerais – CEMIG – (BOV: CMIG4, CMIG3; NYSE: CIG e LATIBEX: XCMIG), a leading concessionaire in Brazil, and its subsidiaries (“CEMIG Companies”), today announced net income of R$ 665 million in the period of January to June 2006, or R$ 4.10 per lot of 1,000 shares. In the second quarter 2006, net income was R$ 325 million, or R$ 2.01 per lot of 1,000 shares.

The Chairman of the Board of Directors, Dr. Wilson Nélio Brumer, commented, “Second quarter results clearly demonstrate that our strategies, substantiated in our Strategic Plan, are correct and will enable us to attain our sustainable growth objectives, despite the impact caused by certain non-recurring items. The 67% increase our net income in the last three years proves that aligning with the interests of our shareholders has had a beneficial effect on everyone: shareholders, employees, and the communities we serve. During the first half of 2006, our shareholders have received, in accordance with our previously announced dividends, a total of R$ 8.92 per lot of 1,000 shares. In the first half of the year, we grew with added value. Our energy sales increased 29%, driven by the evolution of the Minas Gerais economy. In May 2006, the state industry grew 8.5% when compared with the month of May 2005 whereas the national industry grew 4.8% in the same period. The number of Cemig consumers increased 2.8% in the first half of the year. Cash flow measured by EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization) reached R$ 1,198 million, and net income was R$ 665 million. We look for the best opportunities to accelerate our growth and we have been successful with this initiative. Our two most recent acquisitions clearly show our continued focus on the electricity sector and on projects that create value, above and beyond our ability to evaluate opportunities that have attractive returns vis à vis their risk. Cash generation, due to operational improvements that we have implemented, especially in the case of Light SA, will continue to leverage our continued growth in line with our long-term strategy. We will make further advancements in this quarter, without doubt.”

President and CEO, Dr. Djalma Bastos de Morais stated, “In the first half of 2006, we achieved net income of R$ 665 million, or R$ 4.10 per thousand shares, a 36% reduction when compared to the same period of last year. It is important to note that a large portion of this reduction is from non-recurring items that will not affect our future results. In fact, a good example was the opportunity to obtain for our employees a salaried bonus that impacted our payroll by increasing it independently of performance. Although this is reflected in our results in the short-term, we treat this as a R$ 177 million investment in the Company, and for our shareholders, it provides the long-term benefit of significantly reducing personnel expenses. We estimate a return of more than 12%. We must also point out our ability to take on new projects. We are constructing two additional electricity generation plants that, when completed, will add more than 455 MW to our installed capacity, representing a 7% increase. During this half, we started operating in two more units in Usina de Capim Branco and the units in Usina de Irapé. Usina de Irapé (Hidrelétrica Presidente Juscelino Kubitschek) started commercial operation on July 20, 2006. This is the most important venture realized in Jequitinhonha Valley, with installed capacity of 360 MW and investments of more than R$ 1.3 billion. This commitment to growth by the Company considers the desires of our shareholders who are looking for value in their investments and also the communities we serve through the installment of an essential service for social and economic development.

Chief Financial Officer and Director of Investor Relations, Dr. Flávio Decat de Moura, commented, “Once again, we were successful in our strategy to sell our electricity generated capacity in the auctions organized by ANEEL, our regulatory agency. As everyone knows, on June 29, 2006 we were able to sell practically all of the generation capacity that we had. We negotiated an average of 355 MW that will generate annual revenue of R$ 390 million. Commercialized energy from hydroelectrics Aimorés (84 MW average), Irapé (206 MW average) and Queimado (47 MW average), at a price of R$ 125 per MWh. We also sold, for R$ 134.42 per MWh, energy from the Porto Estrela plant (18 MW average) with the recuperation of Uso de Bem Público – UBP. Cemig D already purchased 98.90 MW average, being 60.50 MW average of hydraulic energy and 38.50 MW average for thermo energy. The demand by the Distributor for this auction was fully attended. In relation to the financial highlights, I can say that we are continuing to rollover our debt, with R$ 1.2 billion issued in promissory notes. Our strategy is to extend the maturity of our bonds and reduce the cost by optimizing the utilization of generated cash in the period generating overages to finance the acquisition of assets to attain the objectives established in our Strategic Plan.”

•  2Q 2006 Highlights

•                  Record sales volume in one quarter in the history of CEMIG

•                  22.7% growth in the quantity of energy sold to final customers

•                  90 thousand new consumers added in first half

•                  Successful New Energy Auction

•                  Significant Increase in Income from Wholesale

•  Economic Summary (R$ millions)

	2T06	2T05	Change %

Quantity of Energy Sold MWh	12,457,770	10,148,745	22.8
Gross Revenue	2,965	2,986	(0.70)
Net Revenue	2,128	2,007	6.02
EBITDA	497	701	(29)
Net Income	325	487	(33)
Earnings per Share	2.01	3.00	(33)
Number of Customers	6,101,000	5,938,320	2.75

•  Share Performance in 2Q 2006

BOVESPA

Ticker	2Q 2006	2005
Cmig 3	5.84%	50%
Cmig 4	- 4.72%	60%
IBOV	-5.39%	30%
IEE	-7.94%	45%

NYSE

Ticker	2Q 2006	2005
CIG	-8.85%	54%
DJIA	0.047%	0%

•  Net Income

CEMIG’s net income for the second quarter 2006 was R$ 325 million, in comparison with R$ 487 million reported in the second quarter of 2005, representing a 33% decline.

For the first six months of 2006, net income was R$ 665 million, a decrease of 36.2% in relation to the first half of 2005.

This reduction in net income was primarily due to the following factors:

•                  Recognition of revenue due to the readjustment of the deferred tariff in the amount of R$591 million during the first half of 2005.

•                  An increase of 23.6% in operational expenses in the first half of 2006 compared to the same period of the prior year. This increase is mainly due to:

•                  as an extraordinary event that affected the results of the first quarter 2006, excluded from the sum results was R$ 93 million for the CVA charge of use of the transmission network, as described in the “Operating Costs and Expenses” section;

•                  the increase in uncontrollable costs, principally in energy purchased for resale that increased 50.6% in the comparable periods;

•                  the increased in personnel expenses, mainly due to the provision for the indemnity of employees for future salary increases, attained by CEMIG for the amount of approximately R$177 million.

The table below illustrates the individual contribution of each company to consolidated income for the 2Q 2006.

Company	Net Income*	EBITDA*
Cemig Geração/Transmissâo	171.739	319.478
Cemig Distribuição	146.738	177.706
Cemig Holding **	(24.967)	(55.545)
Gasmig	7.981	12.130
Infovias	76	12.078
Sá Carvalho	5.149	7.572
Efficientia	91	89
Ipatinga	1.358	2.852
Horizontes	2.833	3.472
Pai Joaquim	105	82
Transleste	876	1.493
Cogeração	1.239	1.227
Rosal Energia	5.142	5.375
Capim Branco	5.963	6.705
Cemig PCH	2.650	2.749
UTE Barreiro	(1.624)	(1.319)
Cemig Consolidado	325.350	496.144

* In R$ thousands

When analyzing the table above, it is possible to observe that together, Cemig G/T as much as Cemig D are responsible for approximately 98% of total income. This participation has been constant in the most recent quarters, noting however an important increase in the contribution from Gasmig, who in the first half generated a net income of R$ 17 million.

At the end of July, Cemig sold its participation in Way TV, following the Company’s strategy to concentrate and expand in synergistic operations, so that any obtained resources could then be used for business expansion.

•  EBITDA

Cash generation for Cemig reached R$ 1.197 billion in the first half of 2006, representing a 28.9% decline versus the same period last year. The reduction in EBITDA is primarily due to the extraordinary income registered in the first half of 2005 for the amount of R$591 million.

Excluding this extraordinary income, EBITDA would have been in line with the comparable period or 2005. EBITDA margin was 27.4% in June 2006 compared with 41.2% in June 2005.

In the second quarter 2006, EBITDA was R$ 495.7 million, representing a 30% decline when compared to the first quarter 2006. em relação ao 1ºTri 2006. It is important to note that the main negative impacts occur in the second quarter 2006.

•  Market

The quantity of energy sold in the second quarter 2006 was 12.5 million MWh, a record sales volume for one quarter in the history of Cemig. This volume represents an increase of 22.8% in relation to the same period of 2005.

	Energy Sold (Consolidated) MWh - 2º Quarter
Consumption by Class	2006	2005	Change %
Residential	1.653.546	1.676.101	-1,35
Industrial	5.875.324	5.977.769	-1,71
Commercial	958.053	957.081	0,10
Rural	455.745	463.569	-1,69
Others	676.672	655.906	3,17
Wholesale	2.838.430	418.319	578,53
TOTAL	12.457.770	10.148.745	23

In the first six months of 2006, the quantity of energy sold reached 24.4 million MWh, representing an almost 30% increase in only one year.

Factors that contributed to this increase included:

•                  Economic Improvement: the economic improvement of Minas Gerais that has ocurred in the most recent quarters demonstrates a trend of continued growth, which is one of the most prominent in the country. It is interesting to note that through exports, the secondary sector continues to expand, especially in siderurgy, iron and metal industries. These sectors, which consume a significant amount of electricity, are contributing to the further increase in energy sold by Cemig.

•                  Free Consumers: The amount of energy sold to free consumers was one of the principal sources that contributed to the energy sales volume growth in the first six months of 2006.

•                  Wholesale: Wholesale energy reached 2.8 million MWh in the second quarter 2006. Thie increase of almost 580% in comparison with the same quarter of last year, was from energy sold to other utilities and also to commercial users.

An adjustment of R$ 87 million in the supply not billed that was registered in the 1Q 2006 as a part of the reevaluation of the calculated revenue registered in the aforementioned quarter. It was necessary to have a reclassification of the automatically improved values through the information system of the Company, making the adjustments in the second quarter 2006. Additionally, the calculation procedures were reevaluated with a revision by the internal auditor of the respective internal controls.

•  Wholesale Revenue

The quantitly of energy sold to other utilities reached 4.9 milhões MWh in the first half 2006.

This increase was mainly due to the energy sale from Cemig Generation and Transmission to other distributors in 2006.

In the past, a large portion of these sales were made between Cemig G/T e Cemig D, and by consolidating the Company’s results, these activities were eliminated. It is interesting to note the optimal prices achieved by Cemig G/T for these contracts, accomplished in large part because of the Company’s strategy to take advantage of market opportunities.

•  Revenues from Network Use

In the first half of 2006, revenues from network use increased 16.8% when compared with the same period of 2005. Of this R$ 875 million, Cemig Distribution contributed approximately 67% with the remaining contribution from Cemig G/T.

Also adding to this amount are the revenues from the use of the installations comprising the basic transmission network of Cemig Generation and Transmission by the electricity generators and distributors that are part of the Brazilian interconnected system, as per values defined through ANEEL Resolution (R$ 223 million in 2006 compared with R$ 157 million in 2005).

•  Operating Costs and Expenses

Operating costos and expenses (excluding financial results) were R$3.47 billion in the first six months of 2006, compared to R$2.69 million reported in the same period of 2005. This represents an increase of 28.9%.

This results is mainly due to the following factors:

•                  Uncontrollable costs

•                  Personnel expenses

•                  Operational provisions

Costs and expenses are described in the below table:

Consolidated Operating Costs and Expenses as of June 30, 2006

			CVA
		CVA Amounts	amountsnot	Effective
	Operating	transferred to	included in	expense
	Expenses	the period’s	the period’s	recognized in
	without	results	results	the period’s
	Effects of CVA	(*)	(**)	results

Personnel, Adminstrators and Board Members	614.226	—	—	614.226
Employee Shares	38.726	—	—	38.726
Post-employment benefits	75.055	—	—	75.055
Materials	38.302	—	—	38.302
Third-Party Services	217.131	—	—	217.131
Electricity Purchased for Resale	852.159	165.053	(29.403)	987.809
Depreciation and Amoritization	302.812	—	—	302.812
Financial Compensation for Use of Hydro Resources	61.156	(6.107)	—	55.049
Operating Provisions	79.992	—	—	79.992

Fuel Consumption Account - CCC	277.853	(26.276)	(29.528)	222.049

Charges for Transmission Network Usage	307.857	5.678	108.200	421.735
Gas Purchased for Resale	76.399	—	—	76.399
Energy Development Account - CDE	165.780	(7.349)	(7.296)	151.135
Provision of Losses in the Recovery of RTE Values	47.149	—	—	47.149
PROINFA	24.726	2.465	(12.049)	15.142
Energy Efficiency Expenses	45.276	—	—	45.276
Other	88.433	—	—	88.433
Total	3.313.032	133.464	29.924	3.476.420

( * )         Refers to the fixed costs that comprise the CVA that were transferred to the results as a function of their inclusion in the calculation of CEMIG’s tariff adjustment

( ** )       Refers to the variation of fixed costs that comprise CVA that were not included in the calculations of CEMIG’s tariff adjustment, and thus were excluded from the results

The main variations in expenses are described below:

Personnel

Personnel expenses in the first half of 2006 were R$ 614 million compared to R$ 440 million in the first half of 2005, an increase of 39.58%.

This was substantially due to the provision for indemnity of future salaried bonus for employees, which represents R$ 177 million, with R$ 41 million being expensed by Cemig G/T and R$ 127 million by distribution, and the remaining amount allocated to other Cemig companies.

Electricity Purchased for Resale

The expense for electricity purchased for resale was R$ 987.8 million in the first half of this year. This compares with R$655.5 million reported in the period from January to June 2005, an increase of 50.6%.

This is an uncontrollable cost, and the expense recognized in the results corresponds with the amount effectively passed through the tariff.

Additionally, it needs to be pointed out that in 2005, a substantial portion of the electricity purchased for resale through Distribution was derived from Cemig Generation and Transmission, and as a result, in the presentation of consolidated results, were eliminated as operations between the companies.

Post-Employment Obligations

The expense for post-employment obligations was R$ 75 million in the 1H 2006 versus R$ 76.7 million in the first half of 2005, a 2.2% decline.

These expenses basically represent the interest on actuarial obligations, net of the income expected from plan assets, estimated by an outside actuary. The reduction of expenses shows a greater growth in assets in relation to obligations.

Operating Provisions

Operating provisions for the period from January to June 2006 were R$ 80 million, compared to R$15.2 million in the same period of 2005, an increase of 426.3%.

The principle provisions registered in 2006 originate from:

•                  credits from doubtful accounts (R$ 43.5 million)

•                  worker contingencies (R$16.7 million)

•                  judicial contingencies– civil actions (R$11.4 million)

Fuel Consumption Account – CCC

The CCC expense in the period from January to June 2006 was R$ 222 million compared to R$195,6 million in the first half of 2005, representing an increase of 13.5%.

The CCC refers to the operating costs of the thermal plants on the Brazilian interconnected and isolated system, divided proportionately between the electricity concessionaries through the ANEEL Resolution. This is an uncontrollable cost, as the expense recognized in the result corresponds to the value effectively passed through to the tariff.

Charges for Transmission Network Use

The expense for transmission network use in the first six months of 2006 was R$ 421.7 million compared to R$ 357.2 million in the period from January – June 2005, a variation of 18%.

This expense is related to the charges paid by electricity distribution and generation agents for use of installations and components of the basic network, as defined by the ANEEL Resolution. This is an uncontrollable cost, as the expense recognized in the result corresponds to the value effectively passed through the tariff.

In accordance with a new interpretation of ANEEL as it relates to the CVA criteria with reference to tariff to use the integrated transmission installations and the basic network, CEMIG returned, in the first half of 2006, a portion of the CVA constituted in the amount of R$ 93,2 million, which served to increase the value of the expense of the current semester.

Energy Development Account – CDE

The CDE expense from the period of January to June 2006 was R$ 151.135 million compared to R$ 146.2 million in the first semester of 2005, representing an increase of 3.3%.

The payments are defined through the ANEEL Resolution. This is an uncontrollable cost, as the expense recognized in the results corresponds to the value effectively passed through the tariff.

Incentive Program for Sources of Alterative Energy – PROINFA

PROINFA, instituted by Decree 5.025 from March 30, 2004, maintains the objectives to increase the use of energy produced by Autonomous and Independent Businesses, such as wind, small hydroelectric and biomass, within the National Interlinked System.

The values are captured by the concessionaries of tranmission and distribution to ELETROBRAS, adminstrator of the PROINFA Account, in accordance with values determined by the former.

CEMIG registered within the period of January – June 2006, an expense with PROINFA in the amount of R$ 15 million. This is a uncontrollable cost, as the expense recognized in the result corresponds to the value effectively passed through to the tariff.

Energy Efficiency Research & Development

The expenses with energy efficiency within the period of January to June 2006 were R$ 45.2 million compared to R$ 10.2 million in the same period in 2005, representing an increas of 343.1%.

This expense originated principally from new criteria adopted at the beginning of 2006, for which the Company provisioned 1% of their net revenue for the creation of programs in energy efficiency research and development.

Other Operating Expenses

Other operating expenses in the first six months of 2006 were R$ 88.4 million compared to R$ 74.2 million in the same period in 2006, resulting in an increase of 19.1%.

•  Financial Revenues (Expenses)

The financial result from January to June 2006 was a net financial expense of R$ 123.4 million compared to a net financial expense of R$ 166.6 million in the first half of 2005.

The main factors impacting the financial result were the following:

•                  Income from the monetary update and interest on accounts receivable from the State of Minas Gerais, was in the amount of R$ 41 million in the first half of 2006, compared to R$ 215.8 million from January to June of 2005, resulting in a reduction of 80.8%.

With the transfer of the CRC to the Direct Creditor’s Fund, this income will not be booked in the results for 2006, also considering that the income to be registered with FIDC will be less than the amount stipulated in the update.

•                  Growth of R$ 52.6 million in the income from energy (R$ 83.7 million in the period of January – June 2006 compared to R$ 31 million in the same period in 2005.)

This variation originates from the registered income in the second quarter of 2006, in the amount of R$ 48.2 million, referring to the decrease of accounts receivable from large industrial consumers related to previous years, whose value of principal was considerably inferior in the higher amount referring to financial charges.

•                  Income from monetary variation and interest on the Deferred Tariff Adjustment (RTD) in the amount of R$ 102.9 million compared to R$ 155.6 million from January to June 2005.

In 2005, CEMIG reporterd higher income as a result of the tariff review being finalized, which led to the creation of the asset line item Deferred Tariff Adjustment and the realization of the asset back to 2003 resulted in the considerable amount of financial income booked in 2005.

•                  Increase of 26.2% in charges related to loans and financing in the country due to the increase in the amount due as a function of the debt rollover criteria, with the substitution of various debt contracts in foreign currency to Brazilian currency, as of the second half of 2005.

•  Second New Energy Acution

In the second quarter 2006, the second auction for New Energy took place. The prices obtained by Cemig G/T were the maximum permitted, with the Generator attaining an average price of R$ 125.48/MWh, with UHE Porto Estrela attaining a selling price of R$ 134.42/MWh. Total energy sold by Cemig G/T reached 355 MW, or 21.11% of the energy sold in the auction.

Cemig D also was able to ensure a demand for its energy, attaining 79.68 MW, with an average price of R$ 128.13/MWh.

•  Investment Program

Investments made during the 2Q 2006 reached R$ 411 million, a 66% increase over the first three months of this year.

Investments made during the first six months of 2006 were R$ 658 million, part of the total of R$ 1.927 billion of investments slated for the year.

The majority of the investments made during the first half of 2006, or 83%, were in Cemig D, with the majority of this investment focused on the universalization of electricity consumption through the “Luz Para Todos,” or “Light for Everyone” program.

Additional details regarding investments can be seen in the following table.

Multiyear Investment Program

in millions of Reais

Description	2005	2006	1º sem/06	2007
GENERATION	397	130	60	98
TRANSMISSION	20	93	40	16
DISTRIBUTION	691	1,136	546	1,335
Distribution	665	1,009	507	1,005
Extension and reinforcement of existing networks	276	288	122	544
Light for All	291	711	379	461
Others	98	10	6	—
Sub-transmission	26	127	39	330
HOLDING	57	40	12	82
Other Businesses	—	—	—
Cash Flow Reconciliation	191	—	—
sub-total	1,356	1,399	658	1,531
Investments in Acquisitions	—	528	—
LIGHT	—	184	—
TBE	—	344	—
Total	1,356	1,927	658	1,531

Included in this table are the values to be invested in 2006 for the Company’s recent acuisitions which are a part of the strategy of Cemig to grow generation, transmission and distribution of electricity proportionately, with the objective of becoming one of the major players within the consolidation trend within the electricity sector.

Income Tax and Social Contribution

Cemig made provisions during the period from January to June 2006 for Income Tax and Social Contribution of R$ 255.6 million in relation to income of R$ 751.4 million, before fiscal effects, representing a 34% rate. In ther first half of 2005, the Company recorded Income Tax and Social Contribution expenses of R$445.2 million for income of R$ 1.203 billion, before fiscal effects, a rate of 37.0%.

Disclaimer

Some of the statements and assumptions contained herein are forecasts based on the views and assumptions of hte management, and involved both known and unknown risks and uncertainties. The actual results may be materially different from those expressed or implied in such statements.

Contact:                 Luiz Fernando Rolla

Director of Investor Relations

Tel. +55-31-3299-3930

Fax +55-31-3299-3933

lrolla@cemig.com.br

Chart I

Statement of Results (consolidated)

Values in millions of reais

	2Q 2006	1Q 2006	1H 2006	2Q 2005	1H 2005	2005
Net Revenue	2.128	2.243	4.371	1.956	4.085	8.236
Operating Expenses	(1.783)	(1.693)	(3.476)	(1.290)	(2.695)	(6.342)
EBIT	345	550	895	666	1390	1.894
EBITDA	497	701	1.198	814	1685	2.488
Financial Result	(108)	(15)	(123)	(316)	(166)	(3)
Non-Operating Result	(8)	(12)	(20)	(12)	(20)	(53)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(73)	(183)	(256)	(134)	(445)	(471)
Interest on Own Capital Reversal	169	—	169	283	283	635
Minority Shareholders	—	—	—	—	—	1
Net Income	325	340	665	487	1.042	2.003

Chart II

Operating Revenues (consolidated)
Values in millions of reais

	2Q 2006	1Q 2006	1H 2006	2Q 2005	1H 2005	2005
Sales to end consumers	2.225	2.362	4.587	2.237	4.156	8.919
TUSD	286	301	587	389	572	1.201
Subtotal	2.511	2.663	5.174	2.626	4.728	10.120
Supply	197	177	374	68	109	237
Revenues from Trans. Network	139	149	288	93	177	322
Gas Supply	70	69	139	70	131	265
Others	48	46	94	31	78	168
Subtotal	2.965	3.104	6.069	2.888	5.223	11.112
Deferred Tariff Readjusment - RTD	—	—	—	8	591	591
Deductions	(837)	(861)	(1.698)	(940)	(1.729)	(3.467)
Net Revenues	2.128	2.243	4.371	1.956	4.085	8.236

Chart III

Operating Expenses (consolidated)

Values in millions of reais

	2Q 2006	1Q 2006	1H 2006	2Q 2005	1H 2005	2005
Purchased Energy	443	545	988	271	656	1.455
Personnel/Administrators/Councillors/Employee Participation	415	238	653	237	481	1.106
Depreciation and Amortization	152	151	303	147	295	595
Fuel Consumption Account - CCC	126	96	222	117	196	416
Energy Development Account - CDE	82	69	151	81	146	296
Charges for Use of Basic Transmission Network	173	249	422	163	357	641
Contracted Services	116	101	217	106	176	423
Forluz – Post-Retirement Employee Benefits	37	38	75	39	77	153
Materials	21	17	38	24	42	96
Royalties	33	22	55	39	79	145
Gas Purchased for Resale	37	39	76	39	76	156
Operating Provisions	38	42	80	(24)	15	127
Other Expenses and Provision for Losses from Tariff Recomposition	110	86	196	51	99	733
Total	1.783	1.693	3.476	1.290	2.695	6.342

Chart IV

Ener Sales (Consolidated)

	No. of consumers		MWh		R$ thousand
	1st half		1st half		1st half
	2006	2005	2006	2005	2006	2005
Residential	4.984.274	4.877.730	3.310.420	3.293.423	1.670.582	1.459.696
Industrial	69.496	68.690	11.892.579	11.190.243	1.377.865	1.390.210
Commercial	541.673	534.358	1.947.818	1.888.914	831.074	717.521
Rural	446.266	400.415	859.973	828.961	236.480	202.983
Others	58.382	56.347	1.317.453	1.266.327	376.793	326.738
Own Consumption	768	783	14.872	14.199	—	—
Low-Income Consumers Subsidy					61.268
Unbilled Supply, Net	—	—	—	—	32.818	12.533
Supply	43	8	4.988.424	391.490	324.108	49.562
Transactions on the CCEE	—	—	—	—	49.995	59.200
TOTAL	6.100.902	5.938.331	24.331.539	18.873.557	4.960.983	4.264.435

Chart V

Financial Result Breakdown

Values in millions of reais

	2Q 2006	1Q 2006	1H 2006	2Q 2005	1H 2005	2005
Financial Revenues	321	310	631	336	693	1.706
Income from Investments	49	50	99	24	56	197
Fines on Energy Accounts	66	18	84	16	31	81
CRC Contract/State (interest + monetary variation)	—	21	21	41	101	500
Monetary variation of Extraordinary Tariff Recomposition and RTD	162	153	315	142	390	663
Exchange Rate Variations	22	62	84	132	148	164
Others	22	6	28	(19)	(33)	101

Financial Expenses
Charges on Loans and Financing	(156)	(164)	(320)	(139)	(254)	(565)
Monetary variation of Extraordinary Tariff Recomposition and Suppliers	(29)	(36)	(65)	(65)	(84)	(158)
Exchange Rate Variations	(7)	—	(7)	(1)	(13)	(18)
Monetary Variarion Liabilities - Loans and Financing	(6)	(6)	(12)	(5)	(27)	(16)
CPMF	(14)	(21)	(35)	(23)	(28)	(66)
Provision for Losses from Derivatives	(10)	(72)	(82)	(80)	(101)	(168)
Others	(37)	(27)	(64)	(57)	(70)	(83)
Interest on Own Capital	(169)	—	(169)	(283)	(283)	(635)
Financial Result	(107)	(16)	(123)	(317)	(167)	(3)

Chart VI

Related party transactions
Values in millions of reais

	State of Minas Gerais
	Government
	2nd Q. 2006	1st Q. 2006
ASSETS
Current Assets
Customers and distributors	10	12
Tax Recoverable -	—	—
State VAT recoverable	12	21
Noncurrent assets	—	—
Accounts receivable from Minas Gerais State	1.619	1.571
Government
Tax Recoverable -	—	—
VAT recoverable	238	212
Customers and distributors	40	42
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	—	—
Taxes, fees and charges	—	—
VAT - ICMS payable	245	221
Interest on capital and Dividends	177	261
Debentures	104	104
Financing	15	15

Chart VII

Share Ownership

	Number of shares as of june 30, 2006
Shareholders	Common	%	Preferred	%	Total	%
State of Minas Gerais	36.125.857.399	51,0	2.392.006.570	2,6	38.517.863.969	23,8
Southern Electric Brasil Part. Ltda.	23.362.956.173	33,0	—	—	23.362.956.173	14,4
Other:	—	—	—	—	—	—
Local	7.043.833.357	9,9	27.148.129.505	29,7	34.191.962.862	21,1
Foreigners	4.341.520.994	6,1	61.739.515.027	67,6	66.081.036.021	40,8
Total	70.874.167.923	100,0	91.279.651.102	100	162.153.819.025	100,0

* Southern Electric Brasil Ltda

Chart VIII

BALANCE SHEETS

ASSETS

Values in millions of reais

	2006
	2nd Qtr	1st Qtr
CURRENT ASSETS	6.014	5.615
Cash and Cash Equivalents	1.005	1.440
Consumers and Distributors	1.597	1.563
Consumers – Rate Adjustment	294	279
Dealership - Energy Transportation	358	350
Dealers - Transactions on the MAE	188	161
Tax Recoverable	710	550
Materials and Supplies	28	28
Prepaid Expenses - CVA	506	440
Tax Credits	155	130
Regulatory Assets	181	66
Deferred Tariff Adjustment	606	400
Other	386	208

NONCURRENT ASSETS	4.278	4.700
Account Receivable from Minas Gerais State Government	1.619	1.571

Consumers – Rate Adjustment	944	980
Regulatory Assets	233	378
Prepaid Expenses - CVA	56	62
Tax Credits	451	433
Deferred Tariff Adjustment	—	—

Dealers - Transactions on the MAE	43	100
Recoverable Taxes	238	213
Escrow Account re: Lawsuits	129	99
Consumers and Distributors	57	61
Other Receivables	19	15

PERMANENT ASSETS	10.189	10.005
Investments	990	985
Property, Plant and Equipment	9.141	8.961
Deferred Charges	58	59

TOTAL ASSETS	20.481	20.320

	2006
	2nd Qtr	1st Qtr
CURRENT LIABILITIES	5.422	4.934
Suppliers	748	674
Taxes payable	1.236	832
Loan, Financing and Debentures	1.140	1.197
Payroll and related charges	286	172
Interest on capital and dividends	784	1.118
Employee post-retirement benefits	124	120
Regulatory charges	312	124
Other	464	473

LONG-TERM LIABILITIES	7.358	7.842
Loan, Financing and Debentures	4.713	4.700
Employee post-retirement benefits	1.278	1.301
Suppliers -wholesale	303	336
Taxes and social charges	549	780
Reserve for contingencies	405	377
Other	61	311
Prepaid expenses - CVA	49	37
	—	—
PARTICIPATION IN ASSOCIATE COMPANIES	20	20

SHAREHOLDERS’ EQUITY	7.681	7.524
Paid-in Capital	1.622	1.622
Capital reserves	4.059	4.059
Income reserves	2.000	1.843

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20.481	20.320

Chart IX

Income Statement (consolidated)

Values in millions of reais

	2Q 2006	1Q 2006	1H 2006	2Q 2005	1H 2005	2005
Cash at start of period	1.440	1.344	1.344	919	896	896
Cash from operations	425	411	836	96	394	1.657
Net income	325	340	665	487	1.042	2.003
Depreciation and amortization	152	151	303	147	295	595
Suppliers	22	(111)	(89)	(1)	18	91
Deferred tariff adjustment	—	—	—	(8)	(591)	(591)
Other adjustments	(31)	31	—	(308)	(149)	(220)
ICMS (IVA) on TUSD	—	—	—	(221)	(221)	(221)
Financing activity	(521)	(93)	(614)	207	108	147
Financing obtained	58	912	970	776	776	1.556
Payment of loans and financing	(76)	(59)	(135)	(255)	(350)	(818)
Other	(503)	(946)	(1.449)	(314)	(318)	(591)
Investment activity	(338)	(222)	(560)	(251)	(427)	(1.356)
Investments outside the concession area	(6)	(9)	(15)	(23)	(32)	(69)
Investments in the concession area	(413)	(233)	(646)	(242)	(420)	(1.360)
Special obligations - consumer contributions	82	19	101	14	25	73
Other	(1)	1	—	—	—	—
Cash at the end of period	1.006	1.440	1.006	971	971	1.344

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

By:	/s/ Flávio Decat de Moura
	Name:	Flávio Decat de Moura
	Title:	Chief Financial Officer and Investor Relations Officer

Date: September 12, 2006